Exhibit 99.1

[LOGO] ZARLINK                                                      NEWS RELEASE
       SEMICONDUCTOR
--------------------------------------------------------------------------------

Zarlink Semiconductor Appoints Dr. Adam Chowaniec to the Board of Directors

OTTAWA, CANADA, February 19, 2007 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today announced the appointment of Dr. Adam Chowaniec to the Board of Directors.

      Dr. Chowaniec brings a wealth of technology knowledge and leadership expertise to his role with Zarlink. Dr. Chowaniec's career spans academia, research and development, engineering management and executive positions at Acadia University, Bell Northern Research, Nortel Networks, Commodore International and Calmos Systems. After serving as both president and vice-president of Newbridge Networks, Dr. Chowaniec was the founding CEO of Tundra Semiconductor Corporation in 1995.

      Dr. Chowaniec is currently Chairman of the Board of Directors of Tundra Semiconductor, Chair of the Ontario Research and Innovation Council, and executive in residence at Vengrowth Capital Partners Inc. He also serves on numerous boards of directors in Canada and the United States, including BelAir Networks, Liquid Computing Corporation, Gridway and Microbridge Corporations.

      An active member of Ottawa's high technology community, Dr. Chowaniec has held positions with the Ottawa Economic Development Corporation, the National Research Council's Industrial Research Assistance Program and the Ottawa Health Research Institute.

      "Dr. Chowaniec is an accomplished high technology executive who is well-respected for his leadership, business excellence and innovation," said Dr. Henry Simon, Chairman of the Board, Zarlink Semiconductor. "He has played a key role in building the Ottawa high tech community and ensuring Canadian companies are leaders in the global semiconductor industry. Zarlink will benefit from Dr. Chowaniec's experience and we look forward to his contribution."


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About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: rapid technological developments and changes; our ability to continue to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; increasing price and product competition; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Edward Goffin                               Mike McGinn
Media Relations                             Investor Relations
613 270-7112                                613 270-7210
edward.goffin@zarlink.com                   mike.mcginn@zarlink.com